SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

DOL RESOURCES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

200 S. Biscayne Blvd.,

Suite 4450

Miami, FL 33131

 305-677-0306

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

SCHEDULE 13D

(1)

NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Jon S. Cummings IV

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)   [ ]

(b)   [ ]

(3)

SEC USE ONLY

(4)

SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) [ ]

       OR 2(e) [ ]

(6)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
12,751,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
12,751,000
(10) SHARED DISPOSITIVE POWER
0

(11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,751,0000

(12)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.01%

(14)

TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.01, of DOL Resources, Inc., a Wyoming corporation, with its principal place of business located at 200 S. Biscayne Blvd., Suite 4450, Miami, FL 33131. The telephone number is 305,677-0306 and the fax number is 305-704-5909.

This Schedule 13D relates to the Stock Purchase Agreement between Belmont Partner, LLC and Jon S. Cummings, pursuant to which 12,751,000 common shares of the Issuer were purchased by Jon S. Cummings (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

The name  of the person filing this statement is Jon S. Cummings.  Hereinafter sometimes referred to as the “Reporting Person.” Mr. Cummings, is a principal of Omega Capital Funding, Inc. Jon is responsible for the day to day operation in conjunction  with the CEO, including communications to employ additional personnel in the future, such as real estate annalist, surveyors, licensed appraiser, and real estate brokers.  Additionally, he is responsible to over see the internal underwriting department to achieve the maximum value in the origination and lending of the investment proceeds. Jon graduated from Ohio University in 1994 with BS dual major in Pre-Law & History. Jon spent the major of is post gradated years working for his father’s company in the construction management and budgeting in the commercial real estate development and residential building industry. Jon had overseen an estimated one hundred plus million dollars of projects both internationally and domestically.  Currently he is the President/CEO of Omega Capital Funding LLC which specializes in underwriting commercial real estate projects for institutional capitalization organization that either co-invest, participated, joint venture, and or syndicate loans.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase all of the outstanding shares pursuant to the Agreement was $200,000.  The source of funds was the private funds of Jon S. Cummings.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was a private sale by the an shareholder of the Issuer.  The purpose of the Agreement was for the Reporting Person to acquire a majority of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 12,751,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 50.01% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Belmont Partners, LLC and Jon S. Cummings, IV was filed pursuant to a Current Report on Form 8-K filed with the SEC on July 30, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2007

Signature:

/s/ Jon S. Cummings, IV

Jon S. Cummings, IV